From: Mitchell J. Kassoff, Attorney at Law [mailto:franchiselawyer@verizon.net]
Sent: Tuesday, July 18, 2006 6:12 PM
To: john.kirk@ontvco.com
Subject:

It was very nice speaking with you today.

As I told you, the magazine or newspaper that published each of my articles is the owner of the copyright.  You must receive permission to reproduce any portion directly from them.

Provided you put a credit stating “Mitchell J. Kassoff, Esq., franchiselawyer@verizon.net, (973) 762-1776 in your reproduction, you may tell the holder of the copyright that you have my permission to reproduce the article.

If you have any questions regarding retaining my services as your franchise and/or trademark and copyright attorney, please feel free to contact me.

For Litigation, Corporate and Business information concerning Franchising see www.franatty.cnc.net.